S A M E X M I N I N G C O R P.
SAMEX MINING CORP. 301 - 32920 Ventura Ave. Abbotsford, BC V2S 6J3 CANADA	TOLL FREE: 1-800-828-1488 E-MAIL: 2samex@samex.com TEL: (604) 870-9920 FAX: (604) 870-9930	WEB SITE: www.samex.com TRADING SYMBOLS: SXG - TSX VENTURE SMXMF - NASD OTC:BB

NEWS RELEASE - No.  13-06

              December 21, 2006

EXPANDING IP GEOPHYSICAL SURVEY AT INCA PROJECT, CHILE

Preliminary results from the two long lines (+5 kilometers each) of IP geophysics at the INCA project in Chile have successfully demonstrated several open-ended anomalies coinciding with an earlier IP survey conducted by another party (pre-SAMEX see News Release No. 10-06, October 26, 2006).  A new anomaly was also discovered in an unexpected area.  Importantly, the survey outlines anomalous IP responses along both lines which can be related to primary copper-sulfide mineralization intersected in mine shafts and old exploration drill holes (1971 and 1991).

Based on these encouraging results, the IP geophysical program is being expanded with four additional lines totaling 16 kilometers. The expanded program will further map-out the anomalies and help in planning the upcoming core drilling program.  The extent, character and dimensions of the various anomalies will be evaluated in detail and reported on once the survey is complete in January.  It is expected that the IP geophysical survey results will have a positive impact on the target sizes and potentials at the INCA project.

“Jeffrey Dahl”

President

The geologic technical information in this News Release was prepared by Robert Kell, Vice-President Exploration for SAMEX MINING CORP.  Mr. Kell is a “qualified person” pursuant to Canadian Securities National Instrument 43-101 concerning Standards Of Disclosure For Mineral Projects.  This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward-looking statements that involve various risks. Actual results could differ materially from those projected as a result of the following factors, among others: risks inherent in mineral exploration; risks associated with development, construction and mining operations; the uncertainty of future profitability and uncertainty of access to additional capital.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.